SHELL CANADA LIMITED

400 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 0J4

NOTICE OF ANNUAL AND SPECIAL MEETING

OF HOLDERS OF
COMMON SHARES AND
4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Notice is hereby given that an Annual and Special Meeting of the holders of Common Shares and 4% Cumulative Redeemable Preference Shares of Shell Canada Limited (the “Corporation”) will be held in the Ballroom, at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on the 30th day of April, 2004, at 11:00 o’clock in the morning, local time, for the following purposes:

(1)	to receive the Annual Report and the comparative consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2003 and the report of the auditors thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint PricewaterhouseCoopers LLP auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider shareholder proposals attached in Appendix 3 to the Management Proxy Circular of the Corporation dated March 11, 2004 (the “Management Proxy Circular”);

(5)	to consider, and if deemed advisable, pass an ordinary resolution to amend the Long Term Incentive Plan of the Corporation to (i) clarify the definition of employees eligible to participate in the Plan; to (ii) increase the number of Common Shares which may be reserved for issuance under the Plan by 9,000,000 Common Shares; to (iii) permit the return of option shares to the Plan upon the exercise of Share Appreciation Rights; and to (iv) delete the time limitation periods for the exercise of Share Appreciation Rights, all as more particularly described in the Management Proxy Circular; and

(6)	to transact such further or other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta, this 11th day of March, 2004.

BY ORDER OF THE BOARD

H.W. Lemieux
Secretary

If you are unable to be present personally, kindly complete and return an instrument of proxy to our Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario M7Y 2K5. An envelope and a form of proxy are enclosed, but any other proper form of proxy may be used. A proxy in favour of the persons named in the enclosed form of proxy will be voted in accordance with your instructions as indicated on the proxy.

MANAGEMENT PROXY CIRCULAR

(first mailed to shareholders on or about March 25, 2004)

SHELL CANADA LIMITED

400 – 4th Avenue S.W.
Calgary, Alberta
CANADA T2P 0J4
a corporation governed by
the Canada Business Corporations Act

Solicitation of Proxies

This Management Proxy Circular is furnished to shareholders in connection with the solicitation of proxies by the management of Shell Canada Limited (hereinafter called the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of holders of Common Shares and 4% Cumulative Redeemable Preference Shares of the Corporation. The Meeting will be held on the 30th day of April, 2004 at 11:00 o’clock in the morning (local time), in the Ballroom, The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta. The cost of solicitation of proxies will be borne by the Corporation.

TO BE EFFECTIVE PROXIES MUST BE RECEIVED BY CIBC MELLON TRUST COMPANY BEFORE THE TIME OF THE MEETING.

On any ballot that may be called for, the shares represented by a proxy in favour of the persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the shareholder’s direction as indicated on the proxy. In the absence of such direction the shares will be voted FOR (i) the election as directors of those persons listed below under the heading “Information Concerning Nominees for Election to the Board of Directors”; FOR (ii) the appointment of PricewaterhouseCoopers LLP as auditors and for the directors’ authorization to fix the auditors’ remuneration; AGAINST (iii) the shareholder proposals attached in Appendix 3 to this Management Proxy Circular; and FOR (iv) the approval of the ordinary resolution to amend the Long Term Incentive Plan of the Corporation, all as more particularly described in this Management Proxy Circular.

A simple majority of votes cast, in person or by proxy, will constitute approval of the matters identified in (i), (ii) (iii) and (iv) above voted upon at the Meeting.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation), other than one of the persons named in the enclosed form of proxy, as nominee to attend and act for and on behalf of such shareholder at the Meeting or any adjournment thereof. To exercise this right, the shareholder should draw a line through the printed names and insert the name of the shareholder’s nominee in the blank space provided.

A shareholder who appoints a proxy may revoke the appointment by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment thereof, or with the Chairman of such Meeting prior to the commencement of the Meeting on the day of the Meeting or adjournment thereof, or in any other manner permitted by law. If a shareholder who has completed and returned a proxy attends the Meeting in person and votes, any such votes cast by the shareholder will be counted and the proxy will be disregarded.

Voting Shares and Principal Holders and Certain Beneficial Owners Thereof

As of March 11, 2004, the Corporation’s outstanding voting shares, each of which carries the right to one vote per share, consist of 275,242,323 Common Shares and 100 4% Cumulative Redeemable Preference Shares. The “Shell” Transport and Trading Company, p.l.c. (“Shell T&T”), an English company and Royal Dutch Petroleum Company (“Royal Dutch”), a Netherlands company (together hereinafter referred to as the “Parent Companies”) hold, respectively, 40% and 60% of Shell Petroleum N.V., a Netherlands company

Shell Canada Limited Management Proxy Circular 1

(“SPNV”). The Parent Companies and SPNV hold directly, or through Shell Investments Limited (“SIL”), a wholly owned Canadian subsidiary of SPNV, approximately 78% of the Common Shares or 214,436,286 shares of that class and 100% of the 4% Cumulative Redeemable Shares, representing approximately 78% of the outstanding voting shares of the Corporation. The address of SIL is 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4, the address of SPNV and Royal Dutch is 30 Carel van Bylandtlaan, 2596 HR, The Hague, The Netherlands and the address of Shell T&T is Shell Centre, London, SE1 7NA, England.

To the knowledge of the directors or officers of the Corporation, no other person beneficially owns directly or indirectly, or exercises control or direction over, shares carrying more than ten per cent of the votes attached to any class of shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

The list of shareholders will be prepared as of the close of business on March 11, 2004, being the record date established for notice of the Meeting. Shareholders identified on the list are entitled to vote at the Meeting.

As of March 11, 2004, each director or nominee director, and all directors and nominee directors as a group owned beneficially, directly or indirectly, or exercised control or direction over the number of Common Shares of the Corporation, Deferred Share Units of the Corporation, Priority and/or Ordinary Shares of the Parent Companies set forth in the following table. None of the foregoing individuals own any voting shares in any of the Corporation’s subsidiaries. The information in the table is based upon data furnished to the Corporation by, or on behalf of, the persons referred to in the table.

		Deferred
	Common Shares of	Share Units	Shares of Royal Dutch		Ordinary Shares of
	the Corporation	of the Corporation	Priority	Ordinary	Shell T&T

Derek H. Burney	3,282	1,961.93	—	—	—
Linda Z. Cook	500	—	—	96	—
Ida J. Goodreau	—	745.92	—	—	—
Kerry L. Hawkins	4,313	2,149.24	—	—	—
David W. Kerr	2,000	252.95	—	—	—
John D. McNeil	12,034	889.27	—	—	—
W. Adrian Loader	—	—	—	—	—
Ronald W. Osborne	2,287	—	—	—	—
Raymond Royer	7,767	—	—	—	—
Nancy C. Southern	2,863	—	—	—	—
Jeroen van der Veer	—	—	6	10,512	—
Directors and nominees as a group	35,046	5,999.31	6	10,608	—

Election of Directors

The Board of Directors is elected annually and may consist of such number as may be fixed from time to time by the directors being not less than 8 nor more than 15 directors. By a resolution of the Board the number of directors to be elected at the Meeting has been fixed at 10. The term of office for each person elected is until the next annual meeting or until his or her successor is duly elected or appointed. All nominees have consented to being named in this Management Proxy Circular and to serve as directors if elected. Management does not contemplate that any of the nominees for director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees in accordance with their best judgment.

Information Concerning Nominees for Election to the Board of Directors

The following table sets out information concerning each person the management of the Corporation proposes to nominate for election as a director. John D. McNeil, a director of the Corporation since 1991, will not be standing for re-election at the Meeting. Mr. McNeil served as Chairman and Director, Sun Life Assurance Company of Canada in 1999 and as a Company Director since 1999. He is a member of the Corporation’s Audit Committee and the Management Resources and Compensation Committee. All of the nominees are currently directors of the Corporation.

2 Management Proxy Circular Shell Canada Limited

	Major positions with	Principal Occupation
	the Corporation and	during last five years and	Director of the
Name and residence	significant affiliates	Other Significant Positions	Corporation since

DEREK H. BURNEY O.C. Toronto, Ontario	Member of the Management Resources and Compensation Committee and the Nominating and Governance Committee	President and Chief Executive Officer, CAE Inc. (since 1999)

Chairman and Chief Executive Officer, Bell Canada International (1993-1999)

		Director of subsidiaries of CAE Inc. and Quebecor World Inc.; Vice Chairman, Canadian Council of Chief Executives	April 25, 2001

LINDA Z. COOK Calgary, Alberta	President and Chief Executive Officer President and Director, SIL Director, Shell Canada Products Limited	President and Chief Executive Officer, Shell Canada Limited (since 2003)

Chief Executive Officer, Shell Gas & Power (2000-2003)

Director, Strategy & Business Development, Exploration & Production Global Executive Committee, Royal Dutch/ Shell Group (1999)

Director, Business Support, Exploration & Production Global Executive Committee, Royal Dutch/ Shell Group (1998-1999)

		Director, The Boeing Company	August 1, 2003

IDA J. GOODREAU Vancouver, British Columbia	Member of the Audit Committee and the Management Resources and Compensation Committee	President and Chief Executive Officer, Vancouver Coastal Health Authority (since 2002)

Senior Vice President, Global Optimization & Human Resources, Norske Skog Industries (2000-2002)

President, Pulp Operations, Fletcher Challenge Canada (1997-2000)

		Director, Terasen Inc.	April 24, 2003

Shell Canada Limited Management Proxy Circular 3

	Major positions with	Principal Occupation
	the Corporation and	during last five years and	Director of the
Name and residence	significant affiliates	Other Significant Positions	Corporation since

KERRY L. HAWKINS Winnipeg, Manitoba	Member of the Audit Committee and the Nominating and Governance Committee	President, Cargill Limited (since 1982)

		Director, TransCanada PipeLines Limited, TransCanada Corporation, Hudson’s Bay Company and Nova Chemicals Inc.; Chairman of the Board, Saskferco Products Inc.; Founding Chairman, Business Council of Manitoba; Director, Chamber of Maritime Commerce, The Canadian Institute for Advanced Research, Manitoba Blue Cross and C.D. Howe Institute; Member of the Board, Junior Achievement of Canada; Member, Agriculture, Food and Beverage Sectoral Advisory Group on International Trade	October 1, 1997

DAVID W. KERR Toronto, Ontario	Member of the Audit Committee and the Nominating and Governance Committee	Chairman and Director, Noranda Inc. (2002-present)

Chairman and Chief Executive Officer, Noranda Inc. (2001-2002)

President and Chief Executive Officer, Noranda Inc. (1990-2001)

		Director and Chair, Falconbridge Inc.; Director, EdperPartners Limited and Brascan Corp.; Director, Sustainable Development, Technology Canada and Canada Special Olympics Foundation; Director and Chair, International Council on Mining and Metals	April 24, 2003

W. ADRIAN LOADER Guildford, England	Director – Strategic Planning, Sustainable Development and External Affairs, Shell International Ltd. (since June, 2003)

President, Shell Oil Products Europe (1999 - June, 2003)

		Director, other Royal Dutch/ Shell Group Companies and Alliance Unichem PLC	September 27, 2003

4 Management Proxy Circular Shell Canada Limited

	Major positions with	Principal Occupation
	the Corporation and	during last five years and	Director of the
Name and residence	significant affiliates	Other Significant Positions	Corporation since

RONALD W. OSBORNE Toronto, Ontario	Member of the Audit Committee and the Management Resources and Compensation Committee	Company Director (since January, 2004)

President and Chief Executive Officer, Ontario Power Generation Inc. (1999-2003)

President and Chief Executive Officer, Ontario Hydro (1998-1999)

		Director, Air Canada, Sun Life Financial Services Inc., Torstar Corporation and Four Seasons Hotels Inc.	April 25, 2001

RAYMOND ROYER O.C. Ile Bizard, Quebec	Member of the Audit Committee and the Management Resources and Compensation Committee	President and Chief Executive Officer, Domtar Inc. (since 1996) Director, Power Financial Corporation	April 26, 2000

NANCY C. SOUTHERN Calgary, Alberta	Member of the Management Resources and Compensation Committee and the Nominating and Governance Committee	President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited (since January, 2003)

Co-Chairman and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited (January, 2000- December, 2002)

Deputy Chairman of the Board, ATCO Ltd. and Canadian Utilities Limited (1996-1999)

		Director and Chief Executive Officer, subsidiaries of ATCO Ltd. and Canadian Utilities Limited; Director, Bank of Montreal; Executive Vice President, Spruce Meadows	April 25, 2001

Shell Canada Limited Management Proxy Circular 5

	Major positions with	Principal Occupation
	the Corporation and	during last five years and	Director of the
Name and residence	significant affiliates	Other Significant Positions	Corporation since

JEROEN VAN DER VEER Wassenaar, The Netherlands	Chairman of the Board and Director, SIL	President (since 2000) and Managing Director (since 1997), Royal Dutch

Principal Director, SPNV (since 1997)

Managing Director, The Shell Petroleum Company Limited (since 1997)

Managing Director, Shell International Limited (1997-2002)

Managing Director, Shell International B.V. (1997-2002)

		Director, other Royal Dutch/ Shell Group Companies; Supervisory Director, De Nederlandsche Bank; Advisory Director, Unilever	April 24, 2003

Description of Current Occupation

Linda Z. Cook, W. Adrian Loader and Jeroen van der Veer: The principal businesses of all Shell and Royal Dutch companies named above are oil, natural gas, chemicals and renewable resources.

Derek H. Burney: CAE Inc. is the world’s premier provider of simulation and control technologies for training and optimization solutions for the aerospace and defense sectors.

Ida J. Goodreau: The Vancouver Coastal Health Authority shares with five other geographical Health Authorities and ministries of the British Columbia provincial government, responsibility for planning, delivering, monitoring and evaluating health care programs in the province.

Kerry L. Hawkins: Cargill Limited is a Canadian agricultural company.

David W. Kerr: Noranda Inc. is a leading international mining and metals company and is one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt.

Ronald W. Osborne: currently Company Director. From 1999 to December 31, 2003, President and CEO of Ontario Power Generation Inc. Ontario Power Generation Inc. owns the power generation assets supplying approximately 85% of all electricity consumed in Ontario.

Raymond Royer: Domtar Inc. is a North American manufacturer of fine papers, pulp and forest products, and owns a 50% interest in Norampac Inc., a manufacturer of containerboard and corrugated containers.

Nancy C. Southern: ATCO Ltd. is a management holding company with operating subsidiaries engaged in regulated natural gas and electric operations, power generation, manufacturing, sale and leasing of relocatable workforce shelter products and other businesses. Canadian Utilities Limited is a holding company with operating subsidiaries engaged in natural gas and electrical energy utility operations, and in related non-regulated operations.

The Board of Directors has no Executive Committee. Information regarding Board Committees and membership can be found in the foregoing table, in Appendix 1 and in Appendix 2. Copies of this Management Proxy Circular and the Appendices are posted on the Corporation’s website at www.shell.ca.

Certain Transactions

During 2003 the Corporation purchased $2,707 million and sold $1,609 million of crude oil, natural gas, oil products and chemicals from and to Shell International Trading Company and other affiliates of the Parent Companies. These transactions were made at standard

6 Management Proxy Circular Shell Canada Limited

commercial rates and terms. The Corporation, in the course of its regular business, also engages in routine transactions at standard commercial rates with other affiliates of the Parent Companies, including provision of technical services and charters of ocean tankers. In addition, the Corporation is a party to a research cost sharing agreement with a subsidiary of SPNV. Such transactions are not material in relation to the Corporation’s overall activities.

In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with other entities of which a director of the Corporation also serves as a director or officer. These other entities are identified in Appendix 2.

THE CORPORATION’S EXECUTIVE COMPENSATION PROGRAM

COMPOSITION OF THE COMPENSATION COMMITTEE

The Board of Directors of the Corporation has delegated to the Management Resources and Compensation Committee (“MRCC”) responsibility for overseeing compensation programs for senior management of the Corporation. The MRCC is appointed annually by the Board of Directors of the Corporation. None of the members of the MRCC is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates, nor are they eligible to participate in the Corporation’s executive compensation program. The MRCC met seven times during 2003 to fulfill its responsibilities. During the fiscal year ended December 31, 2003 the MRCC was comprised of six directors; Mr. J.D. McNeil (Chairman), Mr. D.H. Burney, Mr. R.W. Osborne, Mr. R. Royer, Ms. N.C. Southern and Ms. I.J. Goodreau.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•	attract and retain high quality senior management with the necessary experience to create long term value;

•	be consistent, fair and equitable across the business units of the Corporation;

•	be based on competitive levels of pay for responsibility and performance that contributes to objectives established for the Corporation, its business units and the executive;

•	align interests of senior management with the interests of the Corporation’s shareholders in creating value over the longer term; and

•	have a significant component linked to the achievement of specific financial and non-financial measures and results as reflected in the Corporation’s Scorecard.

ROLE OF THE COMPENSATION COMMITTEE

In addition to approving compensation for senior management of the Corporation, including those listed in the Summary Compensation Table as Named Executive Officers, it is the responsibility of the MRCC to:

•	review the performance of the President and Chief Executive Officer (“CEO”) based upon agreed to Targets and Objectives;

•	review and determine the compensation of the President and CEO;

•	review and approve the annual recommendations of the President and CEO with respect to adjustments, if any, in the base salaries of each Named Executive Officer (as identified on page 12 of this Management Proxy Circular) as well as all other senior management;

•	determine, annually, whether or not there will be any incentive awards for senior management;

•	administer and grant share options under the Corporation’s Share Option Plan through the Long Term Incentive Subcommittee of the MRCC;

•	review new pension and benefit plans or any significant changes to such plans;

•	review senior management succession plans;

•	recommend candidates to the Board for appointment as officers of the Corporation; and

•	engage, as required, independent consultants to provide input and advice on executive compensation matters.

Shell Canada Limited Management Proxy Circular 7

COMPENSATION SUMMARY

Executive compensation is comprised of base salary, annual incentive pay, long term incentives and perquisites. The structure of the total compensation package varies in accordance with the level and nature of an employee’s position in the organization. Generally, the higher the level of position, the greater the portion of the compensation package that is variable and at risk, recognizing the degree to which an employee is able to influence operational results.

In determining the compensation of senior management of the Corporation, the MRCC makes use of competitive compensation data to determine comparative positioning and considers internal relativity and individual skills, experience and performance when setting and adjusting compensation levels. Competitive compensation data from a Comparator Group comprised of Canadian companies from the Integrated Oil Sector as well as a broader Oil and Gas market are used. There are approximately 20 companies in the Oil and Gas Comparator Group (the “Comparator Group”). In addition, a broader industry representation of approximately 15 Canadian non oil and gas companies is also considered with annual revenues in excess of $2 Billion. These organizations are of comparable size, scope and complexity to the Corporation and are representative of the types of organizations with which the Corporation must compete for talent. Base salaries are targeted at the 50th percentile of the group of companies with which the Corporation compares itself. If Corporate, Business Unit, and individual performance targets are met for the performance year, the annual incentive award is intended to position total cash compensation (base salary plus annual incentive award) at the 75th percentile of the Comparator Group. Below target performance results in total cash compensation below the 75th percentile of this Comparator Group, while above target performance is designed to position total cash compensation above the 75th percentile of the Comparator Group.

Share Options are reviewed separately from the total cash compensation (see page 9 of this Management Proxy Circular). Fifty per cent (50%) of the Share Options granted to senior management are performance-based and fifty per cent (50%) are time vested. Options are granted on the basis that the combined value of both performance-based and traditional options will result in a value at the average of the Comparator Group, based on expected value as determined by Black Scholes valuation methodology, if performance options vest 50% of the time.

Perquisites are considered a minor component of senior management compensation program and periodic reviews are conducted and adjustments made, subject to the approval of the MRCC.

The Corporation strives to attract and develop high quality senior management with the necessary experience to create long term value. An active program of expatriation with the Royal Dutch/ Shell Group of Companies (the “Shell Group”), allows the Corporation to improve the competitiveness of its business and develop senior and high potential staff by providing them opportunities to gain operational and strategic experience they may not necessarily receive within Canada. The Corporation also benefits from reciprocal exchanges of talent from the Shell Group. Expatriate senior management who are on assignment with the Corporation are compensated according to expatriate compensation programs, which are developed for and utilized by all the participating Shell Group companies.

BASE SALARIES

Base salaries are set according to senior management’s duties and responsibilities, the degree of special skill and knowledge required to perform the role and a comparison to others inside as well as outside the organization in similar positions of responsibility and scope. Salaries of senior management of the Corporation are reviewed annually and adjusted as appropriate, based on position, responsibilities, performance and competitive market data.

The MRCC approves adjustments to the salary of the President and CEO. The MRCC approves salary recommendations made by the President and CEO for the other senior management of the Corporation.

ANNUAL INCENTIVE PAY

The Corporation believes incentive pay rewards employees for their individual, business unit and corporate contributions. All staff employees in the Corporation participate in an annual incentive program called the “Scorecard System”. Senior management is also rewarded on the basis of Scorecard results. A substantial portion of senior management’s annual compensation is linked to the achievement of pre-defined corporate, business unit and individual targets and objectives. Target incentive payments, paid in cash, are based on each senior manager’s level of responsibility within the Corporation. Targets are established as a percentage of base salary and if certain performance levels are achieved, incentive awards are payable and intended to provide amounts that are competitive with incentives that would be paid to other senior managers within the Comparator Group in similar circumstances. The Corporation’s Scorecard System is used as the starting point in the annual incentive pay process for senior management and makes up the largest component of their annual incentive pay. Individual performance is taken into consideration when determining these awards and can

8 Management Proxy Circular Shell Canada Limited

increase or decrease the amount of the annual incentive award. A Performance Contract documents the targets and objectives to be achieved by an individual in the current fiscal year and may include elements such as Scorecard and business results, strategic milestones, leadership and overall contribution to the Corporation’s reputation and success. The MRCC has full discretion to determine whether or not awards will be paid in any year and, if so, the amount of the payments available under the annual incentive pay program in that year. For the Named Executive Officers, the target range is between 50% to 60% of base salary and could range from 0% if threshold is not met to 120% of annual base salary when outstanding Scorecard and individual results are achieved.

In 2003, the Corporation’s Scorecard measures were Return On Average Capital Employed (“ROACE”), ROACE Rank, Total Shareholder Return (“TSR”) Rank, Stakeholder Relations and Health, Safety and Environment (HSE). ‘Rank’ refers to the Corporation’s position relative to a comparator group including other Canadian integrated oil and gas companies. In addition to the Corporation’s Scorecard measures, each Business Unit had measures and targets specific to its business. An individual’s final year-end annual incentive payment was based on an equal weighting of the Corporation’s and the individual’s respective Business Unit Scorecard results.

In 2003, the Resources and Products Business Unit Scorecards were above target as was the Corporation’s Scorecard. The Oil Sands Business Unit Scorecard results were below target. Annual incentive payments for senior management vary depending on their position in the Corporation and the relevant combination of business unit, corporate and individual performance.

LONG TERM INCENTIVE PLAN (SHARE OPTIONS)

Under the Corporation’s Long Term Incentive Plan (the “Share Option Plan”), options to purchase Common Shares of the Corporation may be granted to senior management and other selected employees to link a part of their compensation to the interests of shareholders of the Corporation. In 2003, approximately 11% of employees within the Corporation received stock options. The Corporation believes that the Share Option Plan encourages achievement of long-term goals of the Corporation and therefore acts as a balance to the Annual Incentive Pay Program. The Share Option Plan is administered by a Subcommittee (the “Long Term Incentive Subcommittee”) of the MRCC which, at the present time, is comprised of all the members of the MRCC.

Annually, the Long Term Incentive Subcommittee reviews the number of options granted to ensure that the Share Option Plan is competitive when compared with Shell’s Comparator Group. Generally, the higher the job level, the greater the number of options that will be issued. Granting of options in a fiscal year does not take into account the number of options already held by the executive except that the maximum number of options currently issuable to any one executive is 900,000. As of the end of 2003, the single largest aggregated number of options that were granted to any one individual was 610,000. No options are granted to directors, no options are granted in respect of any securities other than the Common Shares and no dividend or proxy voting rights are granted prior to a share option being exercised. The exercise price of each option is the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange on the date the option is granted.

For senior management, 50 per cent of the options granted under the Share Option Plan are time vested options and have a 10-year term with vesting of one-third each year following the grant date. The other 50 per cent of the options granted are performance-based. These performance-based options have a 10-year term with vesting determination at three years following the grant date. For the performance-based options to automatically vest, the comparative three year TSR must exceed the average of Imperial Oil, Petro-Canada and Suncor’s TSR at the end of the three-year period after being granted. If the Corporation’s TSR does not meet the above target, the Long Term Incentive Subcommittee of the MRCC may determine, in its sole discretion, that all or a portion of the options granted shall vest. If these performance-based options vest, they must be exercised within seven years of the date of vesting. In 2003, the Long Term Incentive Subcommittee, on the basis of strong overall TSR growth, vested 65% of 2000 performance options, although the Corporation’s TSR was marginally below the targeted TSR average. In January 2004, the MRCC approved a recommendation to vest 35% of the 2001 performance-based options given that the Corporation’s overall TSR while still strong, had slipped compared to the comparator group.

COMPENSATION OF THE PRESIDENT AND CEO

2003 was a year of transition within the Corporation. Mr. Tim Faithfull was President and CEO until July 31, 2003 and Ms. Linda Cook assumed these duties effective August 1, 2003.

Mr. Faithfull participated in the Corporation’s base salary, annual incentive pay program and Share Option Plan on the same basis as other senior management of the Corporation. Ms. Cook, who is seconded to the Corporation from the Shell Group, has her total compensation package established based on internal comparisons to that of her global peer group within the Shell Group. The Canadian

Shell Canada Limited Management Proxy Circular 9

competitive market is also considered when determining and adjusting compensation. Ms. Cook’s compensation program is designed to ensure continuity and her ultimate reintegration with the Shell Group.

Base Salaries

Mr. Faithfull’s base salary was determined on the same basis as other senior management. His salary was targeted at the 50th percentile of the competitive market based on market data for similar roles and levels of responsibility within the Corporation’s Comparator Group. As with other senior management, the President and CEO’s salary is reviewed annually and adjustments are based on competitive market data and performance compared to established targets and objectives.

Ms. Cook’s base salary is established based on her level of responsibility compared to her peers within the Shell Group. Her salary is reviewed against the Canadian comparator market for general relativity.

Annual Incentive Pay

At the beginning of 2003, performance targets and objectives were established between the President and CEO and the MRCC. The MRCC also assessed overall performance at the end of the year to determine the amount of annual incentive pay of the President and CEO based on the achievement of these targets and objectives and specifically:

•	the profitability of the organization as determined by ROACE compared to targets established at the beginning of the performance cycle;

•	the profitability and financial performance of the Corporation compared to other integrated oil companies as measured by ROACE Rank and TSR Rank;

•	the strategic positioning of the Corporation for profitable growth and future success;

•	the health, safety and environmental performance of the Corporation;

•	the quality of the Corporation’s relationships with stakeholders and customers;

•	the leadership of the organization and the strength of its people and succession plans.

Mr. Faithfull participated in the Corporation’s annual incentive plan with the target award set at 65 per cent of base salary for the President and CEO in 2003. The incentive award could range from zero to a maximum of 150 per cent based upon performance. The level of incentive pay is dealt with in the same manner described in the section on annual incentive pay for senior management; namely an assessment of individual performance compared to targets and objectives and incorporated a significant component based on Scorecard results. Mr. Faithfull’s 2003 annual incentive payment was approximately 85% of base salary.

Ms. Cook’s annual incentive pay is based on the Corporation’s business performance and applied to the incentive pay formula utilized by the Shell Group’s plan. Ms. Cook’s performance targets and measures are reviewed and approved by the MRCC. Ms. Cook’s annual incentive pay is determined by the Corporation’s Scorecard results, which is consistent with how the organization is measured, and an assessment of individual performance compared to objectives listed in the President and CEO’s Performance Contract. Ms. Cook’s target bonus is established at 65% of base salary and is modified up or down based on the degree to which corporate Scorecard measures are met. The maximum annual incentive pay is restricted to 100% of base salary on the basis of the Shell Group plan. Ms. Cook’s 2003 annual incentive payment from the Corporation was approximately 85% of her base salary.

Mr. Faithfull established a Performance Contract with identified targets and objectives at the beginning of 2003. Ms. Cook adopted these, with support from the MRCC, when she was appointed President and CEO. Mr. Faithfull and Ms. Cook received annual incentive payments that recognized their role in effectively leading the Corporation in a year where overall Scorecard results were above target. Specifically,

•	the profitability of the Corporation exceeded expectations in 2003, with a ROACE that was above the established target;

•	the profitability and financial performance of the Corporation compared to the integrated oil comparator group was not met, although the share price of all the companies in this comparator group, including the Corporation’s, achieved record highs;

•	the objectives set for strategic positioning of the Corporation for profitable growth and success largely met target;

•	the Corporation’s health, safety and environmental performance was above target;

10 Management Proxy Circular Shell Canada Limited

•	the quality of the Corporation’s relationships with key stakeholders was on target. The Corporation’s reputation with the general public improved in 2003; and numerous external awards were received highlighting accomplishments in the areas of sustainable development and people management;

•	progress in the area of succession planning and leadership development was on target.

Long Term Incentives

Mr. Faithfull was eligible to be granted stock option awards and performance options in accordance with the Corporation’s Share Option Plan. As with other senior management, stock option grants are considered on an annual basis and take into account the President and CEO’s comparative market position when determining how many new options will be granted.

Ms. Cook is eligible to participate in the Corporation’s Share Option Plan. Her annual award will be based on a grant of the Corporation’s options (time and performance-based) that is equivalent in value to what she would have received under the Shell Group stock option program.

As is consistent with other employees on expatriate assignment from another company in the Shell Group, the MRCC felt it appropriate that the Corporation provide Mr. Faithfull and Ms. Cook and their families with housing assistance in Calgary, Alberta.

Report presented by:

J.D. McNeil, Chairman

D.H. Burney
R.W. Osborne
R. Royer
N.C. Southern
I.J. Goodreau

Shell Canada Limited Management Proxy Circular 11

SUMMARY COMPENSATION TABLE

The following table presents a summary of the compensation paid to each individual who served as President and CEO of the Corporation in 2003 and the next four highest paid executive officers of the Corporation in respect of the financial year ended December 31, 2003 (collectively called the “Named Executive Officers”):

SUMMARY COMPENSATION TABLE

							Long Term
		Annual Compensation					Compensation(1)

							Awards

				Annual			Securities Under
				Incentive Pay		Other Annual	Option/SARs	All Other
Name and		Salary		Award/Bonus		Compensation	Granted	Compensation
Principal Position	Year	($)		($)		($)(2)	(#)	($)

T.W. Faithfull	2003	716,449	(3)	475,000		57,672(4)	180,000	130,656	(5)(6)
President and CEO	2002	875,000		575,000		112,487(4)	180,000	78,610	(5)
	2001	775,000		1,050,000		113,830(4)	140,000	71,898	(5)

L.Z. Cook	2003	421,250	(7)	350,000	(8)	230,374 (9)(10)	Nil	147,520	(11)(12)
President and CEO

D.M. Weston	2003	404,749	(13)		(14)	59,250(15)	Nil	306,784	(16)(17)
Senior Vice President,
Products

H.I. Kilgour	2003	323,750		290,000			80,000	Nil
Senior Vice President,	2002	251,000		165,000			20,000	Nil
Resources

N.J. Camarta	2003	378,750		215,000			80,000	Nil
Senior Vice President,	2002	348,750		140,000			80,000	Nil
Oil Sands	2001	303,250		270,000			72,000	Nil

G. Bojé	2003	336,865	(18)	210,000	(19)		30,000	42,471	(22)(23)
Vice President,	2002	362,694		116,842	(19)	55,491(20)	(21)	50,512	(22)(23)
Manufacturing and Supply	2001	331,356		169,538	(19)	54,152(20)	(21)	33,979	(22)(23)

Notes:

(1)	The Corporation has not issued any Restricted Shares or Restricted Share Units and does not have a “long-term incentive plan” as that term is described under applicable disclosure rules.

(2)	Unless otherwise noted, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total annual salary and bonus.

(3)	Mr. Faithfull resigned from his position as President and CEO of the Corporation effective July 31, 2003. His salary includes an amount of $160,050 for vacation pay which was outstanding as of the date of his resignation.

(4)	Includes housing and taxable benefit as per the Expatriate Compensation Program, for 2003 of $49,344, for 2002 of $84,590 and for 2001 of $78,672. See “Compensation of the President and CEO”.

(5)	Mr. Faithfull was seconded from Shell International and participated in Shell Overseas Contributory Pension Fund (SOCPF). The amount of $130,656 represents the Corporation’s cost of contribution to Shell International’s pension plan for Mr. Faithfull. See “Retirement and Savings Program”.

(6)	Mr. Faithfull received a special one time Retirement Payment from Shell International in the amount of $239,282. This payment is not included in the Summary Compensation Table.

(7)	Ms. Cook joined the Corporation from an affiliated company on July 1, 2003 and was appointed President and CEO effective August 1, 2003. Her compensation reflects Shell International’s Expatriate Compensation Program, which operates for seconded senior management worldwide.

(8)	Ms. Cook participates in Shell International’s Expatriate Variable Pay Program. The Corporation pays for awards under this program. This bonus is based on the Corporation’s business performance, and her United States salary for the period from July 1 to December 31, 2003. In April 2004, the Shell Group will pay for Ms. Cook’s bonus for the first six months of 2003.

(9)	Includes tax equalization protection on income as per Shell International’s Expatriate Compensation Program in the amount of $75,834.

(10)	Includes education expenses and taxable benefits per Shell International’s Expatriate Compensation Program in the amount of $71,652. Other expenses and benefits in Annual Compensation include housing, vehicle, parking and a commodities and services allowance.

(11)	Ms. Cook is seconded from Shell Expatriate Employment US Inc. (“SEEUS”). SEEUS is a participating company in retirement programs for Shell Group U.S. employees such as Ms. Cook. The Corporation’s cost of contribution to the retirement programs was

12 Management Proxy Circular Shell Canada Limited

$22,364 in 2003. Additional contributions of U.S. $106,668 made to the retirement programs on behalf of Ms. Cook for the period July 1 to December 31, 2003 were not charged to the Corporation in 2003. These additional contributions are not reported in the Summary Compensation Table.

(12)	Includes a Resettlement Allowance of $125,156.

(13)	Mr. Weston joined the Corporation from an affiliated company on March 1, 2003.

(14)	Mr. Weston is seconded from Shell International and participates in Shell International’s Variable Pay Program which will be awarded in April 2004 for 2003 performance and will be reported in 2005. The Corporation pays for amounts awarded under this program.

(15)	Includes housing and taxable benefit as per the Expatriate Compensation Program, for 2003 of $57,377.

(16)	Mr. Weston is seconded from Shell International and participates in The Shell Overseas Contributory Pension Fund. The Corporation’s cost of contribution to Shell International’s pension plan for Mr. Weston is $280,555, which includes a one-time special pension fund contribution in the amount of $186,896. See “Retirement and Savings Program”.

(17)	Includes a Resettlement Allowance of $26,229.

(18)	Mr. Bojé became an employee of the Corporation on May 1, 2003. His salary includes an amount of $32,109 paid for by the Corporation, for vacation pay which was outstanding as of the date of his resignation from Shell U.K. Limited.

(19)	Mr. Bojé was seconded from Shell U.K. Limited until April 30, 2003 and participated in Shell International’s Variable Pay Program in 2001 and 2002. He received a 2002 bonus of $116,842 in April 2003. The Corporation paid for amounts awarded under this program. In 2003, Mr. Bojé participated in the Corporation’s 2003 annual incentive program.

(20)	Includes housing and taxable benefit as per the Expatriate Compensation Program for Mr. Bojé for 2002 of $49,180 and for 2001 of $49,180.

(21)	Mr. Bojé participated in Shell International’s Long-Term Incentive Program under which he was awarded options on Ordinary Shares of Shell T&T. 49,000 options were awarded for 2002, and 37,200 options were awarded for 2001. These awards are not included in the compensation reported in the Summary Compensation Table.

(22)	Includes a Resettlement Allowance of $16,393.

(23)	Mr. Bojé was seconded from Shell U.K. Limited until April 30, 2003 and participated in Shell International’s pension plan. The amount includes the Corporation’s cost of contribution to Shell International’s pension plan and cash payment, for 2003 of $2,487, for 2002 of $6,357, for 2001 of $4,514 to compensate for a government Pension Cap Allowance for Mr. Bojé.

OPTIONS AND SHARE APPRECIATION RIGHTS (“SARs”)

For a description of the Corporation’s Long Term Incentive Plan (the “Share Option Plan”) see “Report on Executive Compensation — Long Term Incentive Plan (Share Options)” on page 9 of this Management Proxy Circular.

The following tables present details of grants and exercises of options and related year-end values for the Named Executive Officers during 2003.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

					Market Value
			% of Total		of Securities
			Options/SARs		Underlying
	Securities		Granted to		Options/
	Under Options/		Employees in	Exercise or	SARs on the
	SARs Granted		Financial	Base Price	Date of Grant
Name	(#)		Year	($/Security)	($/Security)	Expiration Date

T.W. Faithfull	90,000	(1)	5.38	46.00	46.00	January 28, 2013
	90,000	(2)	5.38	46.00	46.00	January 28, 2013

L.Z. Cook	Nil		Nil	Nil	Nil	Nil
	Nil		Nil	Nil	Nil	Nil

D.M. Weston	Nil		Nil	Nil	Nil	Nil
	Nil		Nil	Nil	Nil	Nil

H.I. Kilgour	40,000	(1)	2.39	46.00	46.00	January 28, 2013
	40,000	(2)	2.39	46.00	46.00	January 28, 2013

N.J. Camarta	40,000	(1)	2.39	46.00	46.00	January 28, 2013
	40,000	(2)	2.39	46.00	46.00	January 28, 2013

G. Bojé	15,000	(1)	0.90	47.75	47.75	April 10, 2013
	15,000	(2)	0.90	47.75	47.75	April 10, 2013

Notes:

(1)	Time vested options.

(2)	Performance-based options.

Shell Canada Limited Management Proxy Circular 13

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES(1)

	Securities	Aggregate	Unexercised		Value of Unexercised in-the-
	Acquired	Value	Options/SARs at FY-End		Money Options/SARs at FY-End
	on Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

T.W. Faithfull	80,750	1,661,283	86,600	423,400	1,952,810	7,536,690

L.Z. Cook	Nil	Nil	Nil	Nil	Nil	Nil

D.M. Weston	Nil	Nil	Nil	Nil	Nil	Nil

H.I. Kilgour	Nil	Nil	51,420	98,680	1,611,590	1,572,450

N.J. Camarta	Nil	Nil	153,070	194,680	5,016,089	3,510,570

G. Bojé	Nil	Nil	Nil	30,000	Nil	405,000

Note:

(1)	Options only as no SARs granted.

RETIREMENT AND SAVINGS PROGRAM

The Corporation’s Retirement and Savings Program (including the Shell Savings Fund described below) applies to all employees of the Corporation and certain of its subsidiaries, excluding expatriates from other companies in the Shell Group, who retain coverage with their home base company.

The Pension Plan design was amended January 1, 1994 with two components, a defined contribution segment and a defined benefit segment. There are no Named Executive Officers in the defined contribution segment. The defined benefit segment is designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best three consecutive years of the last ten years of service by 1.75 per cent which is then multiplied by the number of years of defined benefit accredited service from January 1, 1994. Pension is discounted if retirement is initiated prior to achieving age 55 and 80 points (age plus years of accredited service). Messrs. Camarta and Kilgour participate in the defined benefit segment of the registered pension plan for service from January 1, 1994, and Mr. Bojé joined the defined benefit segment on May 1, 2003 when he became an employee of the Corporation (previously he was a Shell Group employee on assignment to the Corporation).

An individual has the option to purchase an additional annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best 3 out of 10 years of service by 0.25 per cent, which is then multiplied by the number of years for which the annuity has been purchased. Premiums for the optional annuity are paid for by the individual and are based on age and years of service. The premium is reviewed annually by the Corporation’s actuary and adjusted as appropriate.

Prior to January 1, 1994 the Pension Plan was designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings for the best five consecutive years of the last ten years of service (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by one per cent up to AFYMPE (Average Final Yearly Maximum Pensionable Earnings as set for CPP) and two per cent above AFYMPE, which is then multiplied by the number of years of accredited service (maximum 35). In addition, a bridge benefit of average final earnings multiplied by one per cent up to AFYMPE multiplied by years of accredited service is payable up to and including the month of the individual’s 65th birthday. A portion of the regular pension annuity is funded through the Shell Savings Fund. The Shell Savings Fund is registered with the Canada Revenue Agency as a deferred profit-sharing plan. After two years completed service, the Corporation and its participating subsidiaries paid into the Fund an amount equal to a percentage of the individual’s basic salary, according to the length of accredited service; namely at a rate of five per cent during the third, fourth, fifth and sixth year of service and at a rate of ten per cent thereafter (with a maximum payment of $2,500 per year commencing in 1985) to a maximum of 35 years. Contributions to the Fund by the Corporation and its participating subsidiaries ceased effective December 31, 1993.

Pension credit for service prior to January 1, 1994 is based on the provisions of the Program outlined in the preceding paragraph. All employees eligible to retire prior to January 1, 1997 remain under the provisions of the Program outlined in the preceding paragraph.

14 Management Proxy Circular Shell Canada Limited

It is the Corporation’s practice to retire senior management at age 60. In light of this earlier than normal retirement age, the Corporation provides a Senior Staff Retirement Plan which allows the senior executive who retires at age 60 to elect to receive either:

(i)   a lump-sum payment equal to terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by two; or

(ii)   a supplementary pension equivalent to the straight-life annuity that can be provided by terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with the Corporation’s Retirement and Savings Program.

The following table shows estimated annual benefits payable upon retirement from the Corporation’s Retirement and Savings Program. Annual benefits include a portion of government pension benefits payable.

PENSION PLAN TABLE(1)

	Years of Service

Remuneration(2)	15	20	25	30	35

200,000	$60,000	$80,000	$100,000	$120,000	$140,000

250,000	75,000	100,000	125,000	150,000	175,000

300,000	90,000	120,000	150,000	180,000	210,000

350,000	105,000	140,000	175,000	210,000	245,000

400,000	120,000	160,000	200,000	240,000	280,000

450,000	135,000	180,000	225,000	270,000	315,000

500,000	150,000	200,000	250,000	300,000	350,000

550,000	165,000	220,000	275,000	330,000	385,000

Notes:

(1)	Based on total Retirement and Savings Program entitlement, including bridge benefits, optional 0.25 per cent annuity and Savings Fund annuity (see “Retirement and Savings Program”).

(2)	Calculation based on remuneration being equal to average final earnings (see “Retirement and Savings Program”). Remuneration comprises salary and up to 20 per cent of basic salary (if age is 50 and age plus service equals at least 65).

The following table sets forth the years of accredited service as of December 31, 2003 for each of the Named Executive Officers:

Name of Executive Officer	Years of Accredited Service

T.W. Faithfull	Nil
L.Z. Cook	Nil
D.M. Weston	Nil
H.I. Kilgour	27 years
N.J. Camarta	28 years
G. Bojé	<1 year

Mr. Faithfull did not and Mr. Weston and Ms. Cook do not participate in the Corporation’s Retirement and Savings Program as they continue membership in various Shell Group pension plans. Mr. Bojé participated in a Shell Group Pension Plan until April 31, 2003, after which time he joined the Corporation’s Pension Plan (see notes 5, 11, and 16 and 23 in the Summary Compensation Table).

Indebtedness

In 2003 the Corporation provided a housing assistance loan to Samuel Spanglet, a Vice President of the Corporation, for relocation. The loan is in the amount of $300,000 and is secured by a first mortgage upon Mr. Spanglet’s principal residence. It is without interest; however, it is repayable upon the earlier of the sale of the residence or within 90 days of Mr. Spanglet’s retirement. In lieu of interest, the Corporation is entitled to receive one-half of any appreciation of the residence upon its sale. The amount repayable upon such sale will be reduced to the extent the property declines in value.

Shell Canada Limited Management Proxy Circular 15

Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1998 in the Corporation’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Integrated Oil and Gas Index, respectively.

	1998	1999	2000	2001	2002	2003

Shell	100	130	176	210	230	290
S&P/TSX Composite Index	100	132	141	124	108	137
S&P/TSX Integrated Oil & Gas Index	100	129	191	228	248	333

Compensation of Directors

Effective January 1, 2003, directors are entitled to receive:

•	a $35,000 annual retainer for serving on the Board of Directors and the director elected to be Chairman of the meetings of the Board is entitled to receive an additional $10,000 per annum;

•	for serving on the Management Resources and Compensation Committee or the Nominating and Governance Committee, a $5,000 annual retainer and the Chairman of each committee will be entitled to an additional $2,000 per annum;

•	for serving on the Audit Committee, a $7,000 annual retainer and the Chairman will be entitled to an additional $3,000 per annum; and

•	a “per-meeting” fee for Board and committee meetings of $1,000 for personal attendance and $500 for conference call attendance.

As an employee of the Corporation, Ms. Cook does not receive any directors’ fees.

Directors as such do not participate in any pension, retirement or other such plan of the Corporation and its subsidiaries.

All outside directors who are not employees of the Corporation or of the Parent Companies must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “Share Compensation Plan”) or the Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”).

Each director participating in the Share Compensation Plan receives fifty per cent of the fees payable to him or her for serving on the Board (excluding committee fees) by way of Common Shares of the Corporation. In addition, each participating director may elect to receive any additional percentage of the Board fees and any percentage of committee fees by way of Common Shares. The Common Shares are purchased by CIBC Mellon Trust Company, who acts as Custodian under the Share Compensation Plan, on the open market after the end of each calendar quarter and are credited to each participating director’s account.

The DSU Plan was introduced effective January 1, 2002. Directors participating in the DSU Plan receive fifty per cent of the Board fees (excluding committee fees) in the form of deferred share units (“DSUs”). A director who elects to participate in the DSU Plan may also elect to receive any additional percentage of the Board fees and any percentage of committee fees by way of DSUs. When fees are payable (on a quarterly basis), the percentage(s) of fees elected are converted to DSUs which have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Corporation’s Common Shares. A participating director is not eligible to convert DSUs until the earliest of resignation

16 Management Proxy Circular Shell Canada Limited

from the Board of Directors, termination of Board service or death. Upon the happening of such event, the DSUs credited to such director are converted to cash in an amount equivalent to the market value of the Corporation’s Common Shares when the conversion is effective.

The Share Compensation Plan and the DSU Plan are administered by the Nominating and Governance Committee. All costs associated with the administration of both plans are borne by the Corporation.

Outside directors, who are not employees of the Corporation or of the Parent Companies, are required to own either Common Shares or DSUs equivalent to three years’ Board annual retainer fees (currently $35,000 per year) after five years of Board service.

REPORT OF THE AUDIT COMMITTEE

Membership

The Board of Directors appointed the Audit Committee at the meeting of the Board on April 24, 2003 and chose K.L. Hawkins to be Chairman of the committee.

The Audit Committee has six members and each member is an outside and unrelated director, as defined by the Toronto Stock Exchange guidelines, and an independent director, as defined by the Canadian Securities Administrators. Every member of the Audit Committee is financially literate and the Board of Directors has determined that D.W. Kerr, J.D. McNeil, R.W. Osborne and R. Royer each have accounting or related financial management expertise and each are qualified to be an audit committee financial expert as defined by the United States Securities and Exchange Commission (“SEC”).

Charter

The Audit Committee’s charter was amended by the Board of Directors in 2003 to address SEC rules issued to implement the United States Sarbanes-Oxley Act of 2002 and the final provisions of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. In 2004, the Charter was further amended by the Board to incorporate the requirements of Multilateral Instrument 52-110 — Audit Committees. A copy of the amended and restated Audit Committee Charter is attached to this Management Proxy Circular as Appendix 1.

Meetings — 2003

The Audit Committee held nine meetings in 2003. During that time, the Audit Committee:

•	Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters and received reports from management on major accounting principles proposed for implementation by the Corporation in 2003 and 2004.

•	Reviewed with management the direct expensing of stock options, which had been mandated by the Canadian Institute of Chartered Accountants (“CICA”) for 2004, and concurred with management on the early adoption of the CICA mandate on a prospective basis in the fourth quarter of 2003.

•	Reviewed the reserves data for 2002 with the Chief Reservoir Engineer, both with management and separate from management, and recommended to the Board of Directors the approval of the reserves data for 2002.

•	Reviewed the annual and interim financial statements, including Management’s Discussion and Analysis, and press releases containing material financial information prior to approval for publication and filing with the securities regulators.

•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the six months ended June 30, 2003 and the nine months ended September 30, 2003 pursuant to a delegation from the Board of Directors.

•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Received four reports from and met with the General Auditor to discuss business control and compliance audits conducted by internal audit, including compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and internal audit’s mandate, objectives, goals, budget and staffing. The Audit Committee met four times with the General Auditor separate from management and the external auditors.

•	Received a report from management on the Corporation’s disclosure controls and procedures, including the process for certification by the Chief Executive Officer and the Chief Financial Officer, and reviewed with management the financial reporting process and internal controls.

Shell Canada Limited Management Proxy Circular 17

•	Reviewed and approved the Corporation’s reporting procedure for complaints or concerns regarding accounting or auditing matters.

•	Received two reports from and met with the external auditors to discuss the scope, objectives and responsibilities of the annual audit, the results of the audit, their assessment of the Corporation’s accounting, financial and management controls and procedures and their statement on independence from the Corporation. The external auditors attended all meetings and met five times with the Audit Committee separate from management.

•	Reviewed and approved the audit and permitted non-audit services provided by the external auditors, including the terms of engagement and estimated fees.

•	Established a procedure for Audit Committee approval of audit and permitted non-audit services between meetings of the Audit Committee.

•	Identified categories of non-audit services that the external auditors are prohibited from providing to the Corporation.

•	Reviewed the Corporation’s internal processes for the preparation and disclosure of reserves data for its oil and gas and oil sands mining activities and received a report from management on the Corporation’s application for exemptive relief from certain of the requirements of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. The Audit Committee met with the Chief Reservoir Engineer (the Corporation’s internal qualified reserves evaluator for oil and gas).

•	Approved the 2002 expenses of the President.

•	Reviewed the current and emerging US and Canadian corporate governance requirements and the Audit Committee’s rules and procedures.

Meetings — First Quarter of 2004

The Audit Committee held three meetings in the first quarter of 2004 and, amongst other matters, considered the following:

Financial Disclosure

The Audit Committee reviewed and discussed with management and the external auditors the 2003 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2003 Annual Report and the Audited Consolidated Financial Statements for the year ended December 31, 2003. Based on this review and discussion, and the report of the external auditors, the Audit Committee recommended to the Board of Directors the approval of the 2003 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2003 Annual Report and the Audited Consolidated Financial Statements for the year ended December 31, 2003, together with the Auditors’ Report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

Reserves Data

The Audit Committee:

•	Reviewed the Corporation’s procedures relating to the disclosure of reserves data for its oil and gas and oil sands mining activities, together with the appointment of the Chief Reservoir Engineer and Chief Mining Engineer as the Corporation’s internal qualified reserves evaluators for oil and gas and oil sands mining, respectively, and the procedures for providing information to these evaluators.

•	Met with management and the internal qualified reserves evaluators to review the reserves data, together with their respective reports thereon. The Audit Committee met with the internal qualified reserves evaluators separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

Based on this review and discussion, and the reports of the internal qualified reserves evaluators, the Audit Committee recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators, and the content and filing of the related report of management and the Board of Directors.

18 Management Proxy Circular Shell Canada Limited

Reappointment of External Auditors

The Audit Committee recommended to the Board of Directors that the shareholders be asked to reappoint PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2004.

Members of the Audit Committee

K.L. Hawkins — Chairman

I.J. Goodreau
D.W. Kerr
J.D. McNeil
R.W. Osborne
R. Royer

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Liability insurance in the amount of $50,000,000 per policy year was purchased for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary. There is no lesser limit specified for any individual insured.

In 2003, the approximate amount of the insurance premium paid by the Corporation was $383,500 on an annual basis. A one year policy was purchased that will expire June 30, 2004. The premium is payable without distinction as to directors as a group or officers as a group and the total cost of the insurance is paid by the Corporation.

In respect of wrongful acts for which the Corporation is not permitted by law to indemnify an insured individual, there is no deductible. Where the Corporation is permitted to indemnify the insured, the deductible is $500,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with a specific reference to each guideline.

A complete description of the Corporation’s system of corporate governance, including cross-reference to the disclosure requirements of the Canadian Securities Administrators proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance Practices, is set out in the “Statement of Corporate Governance Practices” attached as Appendix 2 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Governance Committee and by the Board of Directors. A description of the Board Committees and their mandates is also set out in Appendix 2. Copies of this Management Proxy Circular and the Appendices are posted on the Corporation’s website at www.shell.ca.

AUDITORS

Unless it is specified in a proxy that shares represented thereby be voted against or withheld from voting in respect of the appointment of auditors, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted for the appointment of PricewaterhouseCoopers LLP as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of such auditors.

PricewaterhouseCoopers LLP (formerly Price Waterhouse) have been the auditors of the Corporation for the past 5 years and were first appointed in 1925.

The percentage of votes required for the approval of the appointment of the auditors and the authorization of directors to fix the remuneration of the auditors is a simple majority of the votes cast in person and by proxy.

Shell Canada Limited Management Proxy Circular 19

For each of 2003 and 2002, the following fees were approved for or paid to PricewaterhouseCoopers LLP:

	Year Ended December 31		Year Ended December 31
	2003		2002

Audit services	$830,000		$700,000
Audit-related services	121,000	(1)	12,000
Tax services	234,000	(2)	165,000	(2)
Other services	0		98,000	(3)

Total	$1,185,000		$975,000

Notes:

(1)	Legislative Compliance advice and ISO 14001 re-registration audit.

(2)	Expatriate tax services and corporate tax compliance matters.

(3)	Software licensing fees.

Representatives of PricewaterhouseCoopers LLP are planning to attend the Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

CONSIDER SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular in Appendix 3 are shareholder proposals which have been submitted for consideration at the Meeting and the response of the Board of Directors of the Corporation to each of the proposals. Unless it is specified in a proxy that shares represented thereby be voted for or withheld from voting in respect of the shareholder proposals, shares represented by properly executed proxies in favor of the persons designated in the enclosed form of proxy will be voted against the shareholder proposals.

APPROVAL OF AMENDMENTS TO THE LONG TERM INCENTIVE PLAN

With the approval of the Toronto Stock Exchange, the Board of Directors has approved administrative amendments to the Long Term Incentive Plan (“the Share Option Plan”) which do not require shareholder approval. These amendments include changing the references in the Plan to “Class“A” Common Shares” to “Common Shares“and removing transition provisions that were included when the Plan was introduced in 1984 to replace a predecessor option plan.

The Board of Directors has also approved proposed amendments to the Share Option Plan to:

(i)	clarify the definition of employees eligible to participate in the Share Option Plan;

(ii)	increase the aggregate number of Common Shares which may be reserved for issuance under the Share Option Plan by an additional 9,000,000 Common Shares;

(iii)	permit the return of Option shares to the Share Option Plan upon the exercise of Share Appreciation Rights; and

(iv)	delete the time limitation periods for the exercise of Share Appreciation Rights so that Share Appreciation Rights are exercisable during the same time periods as options are currently exercisable.

These proposed amendments require the approval by a majority vote of the shareholders of the Corporation.

History of the Share Option Plan and Prior Amendments

The Share Option Plan of the Corporation was approved by the shareholders of the Corporation at the Annual Meeting of Shareholders held on April 25, 1984. At that time, 1,000,000 Common Shares of the Corporation were set aside for issuance under the Share Option Plan and the aggregate number of Common Shares as to which any option or options could be granted to any individual was limited to 200,000 Common Shares.

20 Management Proxy Circular Shell Canada Limited

Since 1984, the shareholders of the Corporation have:

•	Approved a resolution to set aside an additional 1,000,000 Common Shares for issuance pursuant to the Share Option Plan (April 28, 1993).

•	Approved a special resolution to subdivide the Common Shares of the Corporation on a three-for-one basis (April 30, 1997). The effect of the subdivision was to increase the total number of Common Shares available for issuance under the Share Option Plan and to increase the aggregate number of Common Shares as to which any option or options could be granted to any individual.

•	Approved a resolution to (i) increase the aggregate number of Common Shares reserved for issuance under the Share Option Plan by an additional 7,000,000 Common Shares; (ii) limit the number of Common Shares reserved for issuance under the Share Option Plan to any one participant to five per cent of the total number of issued and outstanding Common Shares; and (iii) increase the aggregate number of Common Shares as to which any option or options could be granted to any individual from 600,000 to 900,000 Common Shares (April 26, 2000).

Based on the original number of Common Shares reserved for issuance in 1984, as subsequently increased and subdivided, and after deducting the number of Common Shares issued upon exercise of options since 1984, the proposed amendments will increase the total number of Common Shares set aside for issuance under the Share Option Plan to 16,884,634 Common Shares as at March 11, 2004.

Summary of Proposal to Clarify the Definition of Employees Eligible to Participate in the Share Option Plan

Under the current provisions of the Share Option Plan, executives and key employees of the Corporation are defined to include only those persons who devote their full time to the service of the Corporation or of a wholly-owned subsidiary.

The proposed amendments would change the reference to “full time” to “full-time and part-time” and replace “wholly-owned subsidiary” with “wholly-owned subsidiary, or full or part-time secondees to a Canadian affiliate” to enable the Corporation to permit permanent part-time employees and employees who are seconded to Canadian affiliates within the Royal Dutch/ Shell Group of Companies to participate in the Share Option Plan.

Summary of Proposal to Increase the Number of Common Shares Available for Grant

As at March 11, 2004, 7,072,280 Common Shares were subject to options granted under the Share Option Plan and 812,354 Common Shares remained available for future option grants. A new grant of options planned for January, 2005 would exceed the current available balances. The current granted options constitute approximately 2.6% of the number of issued and outstanding Common Shares of the Corporation. Based upon the number of issued and outstanding Common Shares of the Corporation as at March 11, 2004, being 275,242,323 Common Shares, if the additional 9,000,000 Common Shares are set aside to fund future grants, and options are granted on all such Common Shares, a total of approximately 5.8% of the issued and outstanding Common Shares of the Corporation would be available for exercise.

Summary of Proposal to Amend Share Appreciation Rights Provisions

The Share Option Plan contains provision for the attachment of Share Appreciation Rights (“SARs”) to any option granted under the Plan. Since 1992 the Corporation has not attached SARs to options and there are no SARs attached to options that are outstanding. The attachment of SARs to options permits option holders to surrender vested options in return for a direct cash payment from the Corporation. Currently, option holders must exercise their options and sell the underlying Common Shares in order to receive the value of the options. This has the effect of dilution of the Corporation’s Common Shares.

The current SARs provisions of the Share Option Plan restrict the exercise of SARs to a period of ten days, commencing on the third business day after the release of quarterly or annual reports of the Corporation. This restriction was required in 1984 to meet U.S. securities laws but is no longer required under Canadian securities law. The proposed amendments would lift this restriction so that SARs could be exercised on the same basis as the exercise of options.

The current provisions of the Share Option Plan also provide that if SARs are exercised, the related options are cancelled. The proposed amendments would permit the related options to be returned to the pool of Common Shares available for future grants. The proposed amendments will permit the Corporation to offer the same benefit to option holders without increasing the pool of Common Shares available for option grants, provided option holders choose to exercise SARs rather than options. If the amendments are approved, the Corporation intends to attach SARs to certain future option grants and may consider attaching SARs to options currently granted but not yet exercised. It is anticipated that most option holders will choose to exercise SARs rather than options because the periods for exercise

Shell Canada Limited Management Proxy Circular 21

will be identical and they realize the value of the options without requiring the services of a broker to sell the Common Shares that would be issued on the exercise of options only.

If, as the Corporation anticipates, SARs attached to options will be exercised far more frequently than the options themselves, and the options can be returned to the pool of Common Shares available for option grants, two consequences will result:

(i)	the current pool of Common Shares, as increased by the proposed additional 9,000,000 Common Shares, will likely be sufficient for future grants without the necessity for further shareholder approval; and

(ii)	provided the pool of Common Shares available for option grants remains relatively constant and SARs are exercised in preference to the attached options, future dilution to the Corporation’s Common Shares will be reduced or eliminated.

Approval of Proposed Amendments to the Share Option Plan

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to effect the proposed amendments to the Share Option Plan described above in the form attached as Appendix 4 to this Management Proxy Circular, subject to such amendments, variations or additions as may be approved at the Meeting. The ordinary resolution must be passed by a majority of the votes cast by the shareholders in respect of the resolution. The Board of Directors may revoke the resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.

2005 ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals must be received in the office of the Secretary of the Corporation by December 11, 2004 to be considered for inclusion in the Management Proxy Circular and form of proxy for the 2005 Annual Meeting of Shareholders.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon request and without charge from the Corporation’s Secretary: the Corporation’s Annual Information Form for 2003, the Corporation’s 2003 Annual Report to Shareholders containing the comparative consolidated financial statements for 2003 together with the auditors’ report thereon and Management’s Discussion and Analysis, interim financial statements for periods subsequent to December 31, 2003 and this Management Proxy Circular.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the directors of Shell Canada Limited.

Dated: March 11, 2004

H.W. Lemieux
Secretary

22 Management Proxy Circular Shell Canada Limited

APPENDIX 1

SHELL CANADA LIMITED AUDIT COMMITTEE CHARTER (as amended and restated on January 29, 2004)

PURPOSE

The purpose of this Charter is to set out the role of the Audit Committee (“Committee”) and the responsibilities and duties delegated to it by the Board of Directors (“Board”). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing financial information, systems of internal financial and business controls, and the audit process.

The Committee’s objectives are to:

•	Serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal financial and business control system

•	Review the effectiveness of the overall process for identifying and managing principal business risks and the adequacy of the related disclosure

•	Review and assess the audit findings of the Corporation’s external and internal auditors

•	Provide an open avenue for communication between the external auditors, management, the internal auditors and the Board

While performing the duties of the Committee, as described in this Charter, the members of the Committee will be guided by the understanding that its role is to provide meaningful and effective oversight and counsel to the Corporation’s management, without assuming responsibility for management’s day-to-day duties. The Committee, while exercising constructive skepticism, will rely on the financial reporting expertise and judgement of full time managers and accounting professionals. The Committee shall act within the scope of its authority upon the matters referred to below, but may submit recommendations on specific matters at its discretion to the Board for decision. In addition, the Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes for approval.

It is recognized that the Committee will be acting only within the terms of this Charter set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Canada Business Corporations Act or the By-laws of the Corporation.

MEMBERSHIP

The Committee shall be appointed by the Board at the first meeting of the Board following the Annual Meeting of shareholders and shall consist of such number of directors as determined by the Board but not less than three. Each member shall be an outside(1), unrelated(2) and independent(3) director.

(1)	Defined by the Toronto Stock Exchange guidelines as a director who is not an officer or employee of the Corporation or any of its affiliates.

(2)	Defined by the Toronto Stock Exchange guidelines as a director who is independent of management and is free from any relationship that could materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

(3)	Defined by the Canadian Securities Administrators in Multilateral Instrument 52-110 as a director who has no direct or indirect material relationship with the Corporation.

Shell Canada Limited Management Proxy Circular 23

In an effort to foster a diverse Committee, members may have a background in other areas other than finance but all members must be financially literate(4) and at least one member of the Committee shall have accounting or related financial management expertise(5) and be considered an audit committee financial expert(6). The designation of an individual as an “audit committee financial expert” does not impose any duties, obligations or liability on that individual that are greater than those imposed on that individual as a member of the Committee nor does such designation affect the duties, obligations or liability of any other member of the Committee or the Board.(7)

The Board shall choose one of the Committee members to be Chairman and, unless otherwise ordered by the Committee, the Secretary or an Assistant Secretary of the Corporation shall be the Secretary of the Committee. The Board may from time to time, in its discretion, remove members of the Committee and appoint other members.

MEETINGS

The Committee shall meet at least four times annually, normally in conjunction with a Board meeting, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee shall also meet with the internal auditors, management and the external auditors in separate executive sessions to discuss matters privately.

MINUTES

Decisions of the Committee shall be evidenced by resolutions passed at the meetings of the Committee and recorded in the minutes of such meeting or by an instrument in writing signed by all the members of the Committee and such resolutions shall constitute authority for appropriate action by management.

A copy of the minutes of each meeting of the Committee or a copy of any instruments in writing evidencing decisions of the Committee shall be transmitted promptly by the Secretary of the Committee to each member of the Committee, to the Corporation’s Chief Financial Officer, the Controller, the General Auditor and the external auditors.

REPORT TO THE BOARD

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee or following the signing of any instrument in writing evidencing a decision or recommendation of the Committee.

RULES AND PROCEDURES

The Committee shall fix its own rules and procedures from time to time (subject to any specific instructions given by the Board) and shall meet where and as provided by such rules, but in every case the presence of a majority of the members of the Committee shall be necessary to constitute a quorum.

AUTHORITY TO ENGAGE ADVISERS

The Committee shall have the authority to engage outside advisers, including counsel, as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such adviser, as determined by the Committee in its capacity as a committee of the Board.

(4)	Defined by the Canadian Securities Administrators in Multilateral Instrument 52-110 as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(5)	The ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

(6)	Defined by the Securities and Exchange Commission in the rules adopted to implement section 407 of the Sarbanes-Oxley Act of 2002 as a person who has (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.

(7)	As provided in the rules adopted by the Securities and Exchange Commission to implement section 407 of the Sarbanes-Oxley Act of 2002.

24 Management Proxy Circular Shell Canada Limited

REPORT IN MANAGEMENT PROXY CIRCULAR

The Committee shall include in the Management Proxy Circular each year a copy of this Charter and a report to shareholders on the Committee’s activities in satisfying its responsibilities during the year in compliance with this Charter.

RESPONSIBILITIES AND DUTIES

In addition to the above responsibilities the Committee shall deal with the following matters:

A.    Financial Reporting and Process Review

1.	Review changes in accounting principles and practices followed by the Corporation, and discuss accounting and reporting rules and proposals of regulatory bodies with management and the external auditors

2.	Review the annual financial reports (including Management’s Discussion and Analysis) and other documents containing financial information that is likely to be material and recommend approval to the Board prior to submission to securities commissions as required by any regulatory authority

3.	Review the interim financial statements (including Management’s Discussion and Analysis) for each interim period in a financial year prior to public announcement and filing with securities commissions

4.	Approve the interim financial statements for the first nine months of a financial year prior to public announcement, filing with securities commissions and delivery to security holders, and for any other interim period in a financial year if a meeting of the Board will not be held prior to public announcement

5.	Satisfy itself that there are no unresolved issues between management and the Corporation’s external auditors or other difficulties encountered by the external auditors that could affect the financial statements

B.    Internal Financial and Business Controls

1.	Review with the internal auditors the objectives and goals, staffing plans and financial budget of the department

2.	Review and approve the internal auditors’ mandate, including internal audit’s purpose, authority and responsibility

3.	Review with management the quality and depth of staffing and, if appropriate, recommend the appointment or replacement of the General Auditor

4.	Meet the General Auditor, either at the request of the General Auditor or on its own initiative, to discuss significant audit findings and management’s response

5.	Receive from management an overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting

6.	Assess the effectiveness of the overall system of internal controls and the process for identifying and managing principal business risks and provide its view to the Board

7.	Review with management and external auditors compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and review any significant or unusual transactions or questionable payments which have come to their attention

8.	Review the Corporation’s procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend that an additional or replacement complaints procedure be established

9.	Review annually the expenses of the President

C.    External Auditors

1.	Meet the external auditors independently of management, either at the request of the external auditors or on its own initiative, to consider matters, both qualitative and quantitative, which the external auditors believe should be brought to the attention of the Board or shareholders

2.	Review and approve the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of such services

Shell Canada Limited Management Proxy Circular 25

3.	Specify the categories of non-audit services that the external auditors are prohibited from providing to the Corporation

4.	Review the external auditors’ evaluation of the Corporation’s internal control systems and procedures

5.	Review the external auditors’ engagement letter and estimated and final compensation for each approved service

6.	On an annual basis, review and discuss with the external auditors all significant relationships the external auditors have with the Corporation to establish independence

7.	Require the external auditors to submit a formal written statement delineating all relationships between the external auditors and the Corporation

8.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of any of its external auditors

9.	Oversee and review the performance of the external auditors and if appropriate recommend the replacement of the external auditors

10.	Recommend to the Board the selection of the external auditors, with special considerations for independence and effectiveness, and the compensation of the external auditors

D.    Disclosure of Oil and Gas Reserves Data

The Committee shall have the general responsibility for the review of the procedures for the disclosure of oil and gas reserves data in documents to be filed under Canadian securities legislation. In meeting this responsibility, the Committee shall:

1.	Review the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities

2.	Review the appointment of the qualified reserves evaluator(s) or auditor(s) and, in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified reserves evaluator(s) or auditor(s) and management

3.	Review the Corporation’s procedures for providing information to the qualified reserves evaluator(s) or auditor(s) who report on reserves data

4.	Meet with management and the qualified reserves evaluator(s) or auditor(s) to:

(a)	determine whether any restrictions affect the ability of the qualified reserves evaluator(s) or auditor(s) to report on reserves data without reservation; and

(b)	review the reserves data and the report of the qualified reserves evaluator(s) or auditor(s) thereon

5.	Recommend approval to the Board of the content and filing of the statement of reserves data, the filing of the report of the qualified reserves evaluator(s) or auditor(s), and the content and filing of the related report of management and the Board prior to filing with the securities regulatory authority for each jurisdiction

E.    Other Responsibilities

In addition, the Committee shall perform any other responsibilities that may be delegated to it by the Board from time to time.

26 Management Proxy Circular Shell Canada Limited

APPENDIX 2

            STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shell is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and requirements. The Annual Report contains an overview of the company’s corporate governance practices at pages 70 through 73.

The table below sets out a comparison of Shell’s corporate governance practices with the Toronto Stock Exchange (“TSX”) guidelines for effective corporate governance set out in section 474 of the TSX Company Manual. Cross-reference is made in parenthesis to the disclosure requirements of the Canadian Securities Administrators proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance Practices (“the CSA proposals”).

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

1.   The board should explicitly assume responsibility for stewardship of the corporation and, as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:
✓	The mandate of the board is to supervise the management of business and affairs of the company. The board’s authority is exercised in accordance with:

•   the Canada Business Corporations Act;

•   the company’s articles of incorporation and by-laws;

•   the company’s Statement of General Business Principles and Code of Ethics;

•   the charters of the board and the board committees; and

•   other applicable laws and regulations including those imposed on the company by Canadian Securities Administrators (“CSA”), the TSX (on which the company’s common shares are listed), the U.S. Sarbanes-Oxley Act of 2002 and the U.S. Securities and Exchange Commission (“SEC”).

The board approves all material decisions that affect the company and its subsidiaries before they are implemented. The board delegates to management the authority and responsibility for the day-to-day affairs of the company and reviews management’s performance. The board expects management to manage the company in a manner that enhances shareholder value, is consistent with the highest level of integrity and within the law. Copies of the company’s Statement of General Business Principles, its Code of Ethics and the charters of the board and its committees can be found on the company’s website at www.shell.ca. Printed versions of these documents are also available upon request to the Corporate Secretary.

a. adoption of a strategic planning process;	✓	The board oversees the company’s strategic direction and is involved in the company’s strategic planning process. During the course of the year the board will review with management the individual business plans for each of the business units. The board is responsible for reviewing and supporting the overall five-year strategic plan, including risks and opportunities. Throughout the year, the board reviews business, segment and project-level strategies, as appropriate. At its last meeting of the year, the board approves the capital budget for the following year. The board reviews the company’s performance against the strategic plan at least quarterly. Management must seek the board’s approval for any transaction that would have a significant impact on the strategic plan.

Shell Canada Limited Management Proxy Circular 27

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

b.    identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage those risks (the CSA proposals require disclosure of the adoption of a code of business conduct and compliance monitoring);
✓	The board is responsible for identifying the principal risks of the company and ensuring that risk management systems are implemented. The systems for identifying and managing these risks include:

•   A risk based control assessment process to identify significant risks that the board reviews annually

•   Risk assessments for all new projects on cost, schedule, technology, economics and the sustainable development aspects of the project

•   Peer reviews on major projects

•   Reviews of capital expenditures, economic premises, earnings projections and sensitivities, and the financing capabilities of the company in the strategic planning process

•   A management system for Health, Safety and Environment

•   ISO 14001 registration of Environmental Management for all key operating facilities

•   Audits on Health, Safety and Environment and asset integrity

•   An “Assurance Committee” comprising the President and CEO and senior management that oversees a range of appraisal mechanisms including business control audits, Health, Safety and Environment audits, asset integrity reviews, value assurance reviews and self-assessments

•   Financial controls, business processes and management information systems monitored by internal audit, the external auditor and the Audit Committee

•   Quarterly reports to the board on Health, Safety and Environment

•   Reports to the board on interest rate and currency risk management

•   Annual assurance letters on Health, Safety and Environment, the General Business Principles and Code of Ethics and a wide range of business procedures, policies and practices are provided to the board by the President and CEO.

The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The board, through the Audit Committee, ensures that the company adopts appropriate risk management policies.

28 Management Proxy Circular Shell Canada Limited

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

c. succession planning, including appointing, training and monitoring senior management;	✓	The board is responsible for appointing the President and CEO and senior management. The board, through the Management Resources and Compensation Committee:

•   approves the President and CEO’s annual objectives and compensation and terms of employment;

•   assesses at least annually the performance of the President and CEO;

•   determines compensation and terms of employment for senior executives; and

• approves pension and benefit plans of the company.
The Management Resources and Compensation Committee, in consultation with the President and CEO, recommends candidates to the board for appointment as officers. This committee ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. It also oversees the implementation of succession and management development plans and reports to the board on those plans at least annually. The board supports management’s commitment to training and developing all employees.

d. communications policy for the corporation; and	✓	The board has adopted a corporate disclosure policy based on the CSA’s National Policy 51-201 Disclosure Standards and the TSX’s Policy Statement on Timely Disclosure and Electronic Communications Disclosure Guidelines. The policy provides direction on the accurate and timely disclosure of material information, confidentiality, equal dissemination of information to investors and analysts, electronic communications and employee trading. The policy is administered by a committee of senior management and is reviewed at least annually. A copy of the company’s policy can be found on the company’s website at www.shell.ca.
The board approves all the company’s major communications, including annual and quarterly financial reports to shareholders and reviews press releases involving financial information. The company communicates with its stakeholders through a number of channels including its web site. Shareholder communications are available in English and French. Inquiries from investors, media or the public are responded to by Investor Relations, Public Affairs, the Corporate Secretary or the appropriate members of senior management. The company has a toll free number for customers and public inquiries.

Shell Canada Limited Management Proxy Circular 29

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

e. integrity of internal control and management information systems.	✓	The board, through its Audit Committee, examines the effectiveness of the company’s internal control processes and management information systems. The Committee meets at least quarterly to receive reports and review the integrity of the systems with management and, independently of management, with the internal and external auditors. The internal auditor submits quarterly reports to the Audit Committee on the quality of the company’s internal control processes and management information systems. The annual assurance letter to the board from the President and CEO and the CFO includes a statement on the integrity of the internal control and management systems. The President and CEO and the CFO provide certificates prescribed by the Sarbanes-Oxley Act of 2002.

2. A majority of directors should be “unrelated”.	✓	Of the 11 board members only one, Linda Z. Cook, the President and CEO of the company, is an inside director. All other directors are “unrelated directors” (as defined in the response to Guideline 3 below). The company has a significant shareholder and two of the unrelated directors are related to the significant shareholder.

3. The board has responsibility for applying the definition of “unrelated director” to the circumstances of each individual director and for disclosing annually whether:	✓	An “unrelated director” is a director who is independent of management and is free from any interest, and any business or other relationship which could materially interfere with his or her ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

a. the board has a majority of unrelated directors (the CSA proposals require disclosure of the number of “independent” directors); and	✓	An “outside director” is a director who is not a member of management. The majority of directors are unrelated to the company.

Director	Unrelated	Outside

L.Z. Cook	×	×
D.H. Burney	✓	✓
I.J. Goodreau	✓	✓
K.L. Hawkins	✓	✓
D.W. Kerr	✓	✓
*W.A. Loader	✓	✓
**J.D. McNeil	✓	✓
R.W. Osborne	✓	✓
R. Royer	✓	✓
N.C. Southern	✓	✓
*J. van der Veer	✓	✓

* Messrs. Loader and van der Veer are related to the significant shareholder.

** J.D. McNeil is retiring from the board in April 2004.

The board analyzes all the relationships of the directors with the company and its subsidiaries:

30 Management Proxy Circular Shell Canada Limited

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

Ms. Cook is a related director because of her position as President and CEO of the company. The remaining ten directors are unrelated directors. None of the other directors work in the day-to-day operations of the company, are party to any material contracts with the company, or receive any fees from the company other than as directors. In the ordinary course of business, the company and its subsidiaries enter into transactions involving other companies with which a director may have a relationship. If any such transactions are brought before the board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

Mr. Hawkins is an officer and director of Cargill Limited. The company supplies sulphur to Cargill. Mr. Hawkins is a director of TransCanada Corporation and TransCanada Pipelines Limited. The company has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta Power Purchase Arrangement.

Mr. McNeil is a director of Sun Life Assurance Company of Canada. In 2002 the company selected a Sun Life affiliated company to provide administrative services together with a selection of investment funds for the Defined Contribution Segment of the company’s Pension Plan. The selection was based on a competitive bid process conducted by the company’s Benefit Administration Group and the Pension Plan Trustees.

Ms. Southern is an officer and director of ATCO Companies. ATCO companies own a natural gas pipeline that provides natural gas and two cogeneration plants that provide electricity to the Athabasca Oil Sands Project. Ms. Southern is a director of the Bank of Montreal. During 2003, the company and its subsidiaries incurred indebtedness to and obtained services from a number of banking institutions including the Bank of Montreal.

Ms. I.J. Goodreau is a director of Terasen Inc. Terasen Inc. indirectly owns Terasen Pipelines Inc., which owns the pipeline that transports bitumen and diluent for the Athabasca Oil Sands Project between the Muskeg River Mine and the Scotford Upgrader.

Mr. R.W. Osborne is a director of Air Canada. The company sells aviation fuel to Air Canada.
The board believes that these transactions are not “material” (as that term is defined by the US Securities and Exchange Commission) and do not affect the unrelated director status of any of these directors. None of the unrelated or outside directors have received remuneration from the company, other than directors’ fees.

The directors’ attendance record at board meetings during 2003 is set out in the table appearing at the end of this appendix. Further information about each director, including other directorships, can be found on pages 2 through 6 of this circular.

Shell Canada Limited Management Proxy Circular 31

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

b. the board is constituted with the appropriate number of directors who are not related to either the corporation or the significant shareholder.	✓	Except for Ms. Cook, President and CEO, and Messrs. Loader and van der Veer, who are related to the significant shareholder of the company, all of the other eight current (and seven proposed) directors are not related to either the company or the significant shareholder.

The board believes this is an appropriate number to fairly reflect the minority shareholder investment in the company. The significant shareholder holds approximately 78% of the equity and voting rights.

4.   The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis (the CSA proposals contain similar requirements).
✓	The Nominating and Governance Committee is responsible for determining the selection criteria for new nominees and for assisting the President and CEO in proposing new nominees to the board. All of its members are outside and unrelated directors. This committee is also responsible for the ongoing assessment of directors.

New nominees must have a track record in general business management, expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve. Other considerations include diversity, age, residency, other directorships, financial literacy and expertise and the absence of material conflicts of interest. The committee maintains a list of director candidates and reviews the list annually. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

5.   The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors (the CSA proposals contain similar requirements).
✓	The Nominating and Governance Committee’s mandate includes responsibility for evaluating the effectiveness of the board, its committees and the contribution of individual directors. This committee:

•   annually reviews the performance of the board and its committees;

•   annually reviews membership of the committees and makes recommendations to the board on appointments to the committees;

•   reviews and makes recommendations to the board on the mandates of the committees of the board;

•   surveys all directors to assist in the assessment of the performance of the board, its committees and individual directors, and to monitor the relationship between management and the board; and

• recommends changes to improve the effectiveness of the board in light of the survey feedback.

32 Management Proxy Circular Shell Canada Limited

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

6. The corporation should provide an orientation and education program for new directors (the CSA proposals contain similar requirements).	✓	New board members receive at least a two-day orientation program that includes a tour of some of the company’s major operating facilities. Specific topics of interest are presented in more detail, upon request. All new directors receive a board manual containing the charters of the board and its committees, and other relevant corporate and business information. Senior management makes regular presentations to the board on the main areas of the company’s business.

7. The board should examine its size and undertake to establish a board size which facilitates effective decision-making.	✓	The board, through the Nominating and Governance Committee, reviews the composition and size of the board once a year. The current size of the board is eleven directors. The board has reduced the number of directors to be elected to ten for 2004.

The board believes this is an effective size to allow a diversity of business experience for the size of the company and the range and complexity of its businesses as an integrated oil and gas company, while still achieving efficient and effective decision making. This number of directors permits the board to operate in a prudent and efficient manner.

8.   The board of Directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director (the CSA proposals contain similar requirements).
	✓	The Nominating and Governance Committee reviews the adequacy and form of directors’ compensation. In making its recommendations on directors’ compensation, the committee takes into account the time commitment, risks and responsibilities of directors as well as the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

Outside directors receive half of their board fees in common shares or deferred stock units and may elect to receive their remaining compensation in the form of common shares, deferred stock units, cash or a combination of these. Outside directors (with the exception of the two directors related to the significant shareholder) are required to hold, after five years on the board, a minimum number of common shares or deferred share units equivalent in value to three years of board retainer fees. The Committee last approved an increase in directors’ fees effective January 1, 2003. See pages 16 and 17 of this circular for information about the compensation received by the directors in 2003.

Shell Canada Limited Management Proxy Circular 33

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.	✓	The board has appointed three committees:

•   the Audit Committee;

•   the Management Resources and Compensation Committee; and

•   the Nominating and Governance Committee.

All members of the committees of the board are outside and unrelated directors and not related to its significant shareholder.

Audit Committee
This committee has six members:
Chairman: K.L. Hawkins
Members: I.J. Goodreau, D.W. Kerr, J.D. McNeil (retiring), R.W. Osborne and R. Royer

All members of this committee are outside and unrelated directors. This committee met nine times in 2003. The directors’ attendance record at committee meetings during 2003 is set out in the table appearing at the end of this appendix. The committee’s mandate is set out in response to Guideline 13.

Management Resources and Compensation Committee
This committee has six members:
Chairman: J.D. McNeil (retiring)
Members: D.H. Burney, I.J. Goodreau, R.W. Osborne, R. Royer and N.C. Southern.

All members of this committee are outside and unrelated directors. This committee held seven meetings in 2003. The directors’ attendance record at committee meetings during 2003 is set out in the table appearing at the end of this appendix.

Nominating and Governance Committee
This committee has four members:
Chairman: D.H. Burney
Members: K.L. Hawkins, D.W. Kerr and N.C. Southern

All members of this committee are outside and unrelated directors. This committee met three times in 2003. The directors’ attendance record at committee meetings during 2003 is set out in the table appearing at the end of this appendix. The committee’s mandate is set out in response to Guideline 10.

34 Management Proxy Circular Shell Canada Limited

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.	✓	The Nominating and Governance Committee is responsible for reviewing the overall governance principles of the company, recommending any changes to these principles, and monitoring their disclosure.

The committee’s mandate includes:

•   determining criteria for being a director and assisting the President and CEO in selecting new candidates for the board;

•   reviewing and recommending to the board criteria related to the tenure of directors;

•   annually reviewing the performance of the board, its committees and individual directors;

•   annually reviewing memberships of the committees and making recommendations to the board on appointments to the committees;

•   reviewing and making recommendations to the board on the mandates of committees of the board;

•   determining remuneration to be paid to directors for sitting on the board and committees;

•   reviewing and making recommendations to the board on corporate governance; and

•   administering the Director Share Compensation Plan and the Deferred Share Unit Plan.

This committee monitors best practices among major Canadian companies to ensure the company continues to carry out high standards of corporate governance.

This committee would, among other things, be responsible for the response to the TSX guidelines.	✓	This committee is responsible for the statement of corporate governance practices included in the company’s management proxy circular.

11. The board of directors, together with the CEO, should develop position descriptions for:

a.    the board, (The CSA proposals require disclosure of position descriptions to the chair, chair of each board committee, director and CEO, and a description of the performance assessment process); and
	✓	The mandate of the board of directors of the company is to assume responsibility for the stewardship of the company. All of the key elements recommended by the TSX guidelines are included in the board’s mandate. The board monitors and supervises the business and affairs of the company with a focus on what is in the best interests of the company, and consistent with enhancing shareholder value. The board has delegated authority (including financial) to the President and CEO, subject to specified limitations. Any action in excess of these limitations must be submitted to the board for its approval. Any responsibility that has not been delegated to the President and CEO, or to a committee of the board, remains with the board.

Shell Canada Limited Management Proxy Circular 35

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

The board expects management to:

•   review the company’s strategies and their implementation in all key areas of the company’s activities

•   carry out a comprehensive budgeting process and monitor the company’s financial performance against the budget

• identify opportunities and risks affecting the company’s business and find ways of dealing with them.

b. the CEO.	✓	There is a written position description for the President and CEO.

The board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives	✓	The Management Resources and Compensation Committee has the mandate to determine the terms of employment and the compensation of the President and CEO, to approve annual corporate objectives for the President and CEO and to assess his or her performance against those objectives.

12.  The board should have in place structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management, or (ii) assign this responsibility to an outside director (the “lead director”) (the CSA proposals contain similar requirements).
	✓	An unrelated director acts as the Chairman of the meetings of the board. The Chairman of the meetings of the board is related to the significant shareholder.

The board should meet on a regular basis without management present (the CSA proposals contain similar requirements).	✓	The directors meet without management at each board meeting. The President and CEO is not present during those discussions.

Responsibility for administering the board’s relationship with management should be assigned to a committee of the board.	✓	The Nominating and Governance Committee is responsible for administering the board’s relationship with management.

13. The Audit Committee should be composed of unrelated directors.	✓	There are six members of the Audit Committee: K.L. Hawkins, I.J. Goodreau, D.W. Kerr, J.D. McNeil (retiring), R.W. Osborne and R. Royer. They are all unrelated directors.

The board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	✓	The committee’s responsibilities are set out in its charter. The Charter was amended in 2003 to include the new requirements of the SEC and the CSA. The Charter includes the following roles and responsibilities:

•   reviewing the annual audited financial statements and the Auditors’ Report, prior to submission to the board for approval;

• reviewing all quarterly interim financial reports prior to public announcement and filing;

• approving the financial statements prior to public release for the first nine months of the financial year and any time public release is made prior to a meeting of the board;

• reviewing the scope of external and internal audits;

36 Management Proxy Circular Shell Canada Limited

Does Shell
TSX guidelines for	meet the
effective corporate governance	guidelines?	Shell’s corporate governance practices

• reviewing and discussing accounting and reporting policies and changes in accounting principles;

• assessing the effectiveness of the overall system of internal controls and the process for identifying principal business risks;

• reviewing the mandate, objectives, staffing plans and budget of the Internal Audit Department;

• approving the external auditor’s engagement letter and all audit and non-audit work conducted by the external auditor;

• reviewing annually all significant relationships between the external auditors and the corporation to establish independence;

• reviewing procedures for receipt and handling of confidential complaints regarding accounting, external accounting controls or auditing matters;

• reviewing the procedures for the disclosure of reserves in compliance with National Instrument 51-101 and for recommending the approval of the reserves data to the board; and

• recommending the selection of external auditors to the board.

The Audit Committee should have direct communication channels with the internal and the external auditors.	✓	The company’s internal and external auditors have a direct line of communication with the committee at all times. The internal and external auditors must meet with the committee without management present at least quarterly. Management gives the committee a report assessing the adequacy and effectiveness of the company’s disclosure controls and systems of internal control. The committee approves all audit and non-audit work performed by the external auditors.

Members of the Audit Committee should be financially literate; one should have accounting or financial expertise.	✓ ✓	All members of the Audit Committee have the ability to read and understand a balance sheet, an income statement and a cashflow statement.

Four of the current members have accounting or related financial expertise — Messrs. Kerr, Osborne and Royer are Chartered Accountants, and Mr. McNeil is a Chartered Financial Analyst.

14.  The board should implement a system to enable an individual director to engage an outside advisor, at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
	✓	Directors may hire outside advisers at the company’s expense, subject to the approval of the Nominating and Governance Committee. The Audit Committee is authorized to retain outside advisors.

Shell Canada Limited Management Proxy Circular 37

Committee Memberships And Record Of Attendance By Directors

For the 12 month period ended December 31, 2003

		Board Meetings	Committee Meetings
Director	Committee Memberships(10)	Attended	Attended

Derek H. Burney	MRCC, N&G (Chairman)	7 of 7	7 of 10

Linda Z. Cook(1)		2 of 2

Timothy W. Faithfull(2)		5 of 5

Ida J. Goodreau(3)	Audit, MRCC	4 of 4	8 of 8

Kerry L. Hawkins	Audit (Chairman), N&G	7 of 7	12 of 12

David W. Kerr(4)	Audit, N&G	4 of 4	6 of 6

John D. McNeil	Audit, MRCC (Chairman)	7 of 7	14 of 16

Ronald W. Osborne	Audit, MRCC	4 of 7	10 of 16

Raymond Royer	Audit, MRCC	7 of 7	13 of 16

Paul D. Skinner(5)		6 of 6

Nancy C. Southern	MRCC, N&G	6 of 7	9 of 10

Robert M. Sprague(6)		2 of 3

Robert T. Stewart(7)	Audit, N&G	3 of 3	5 of 5

Jeroen van der Veer(8)		3 of 4

W. Adrian Loader(9)		1 of 1

Summary of Meetings Held:

Board — 7

Audit Committee — 9
Management Resources and Compensation Committee (MRCC) — 7
Nominating and Governance Committee (N&G) — 3

Notes:

(1)	Elected as a Director and President and CEO on August 1, 2003

(2)	Retired as a Director, President and CEO on July 31, 2003

(3)	Elected as a Director on April 24, 2003

(4)	Elected as a Director on April 24, 2003

(5)	Retired as a Director September 25, 2003

(6)	Did not stand for re-election on April 23, 2003

(7)	Retired as a Director on April 24, 2003

(8)	Elected as a Director on April 24, 2003

(9)	Elected as a Director on September 25, 2003

(10)	Committee Memberships

•	Mr. Stewart retired as Chairman of the Audit Committee on April 23, 2003

•	Mr. Hawkins retired as Chairman of the N&G Committee on April 23, 2003 and was elected as Chairman of the Audit Committee on April 24, 2003

•	Mr. Burney was elected as Chairman of the N&G Committee on April 24, 2003

38 Management Proxy Circular Shell Canada Limited

APPENDIX 3

            SHAREHOLDER PROPOSALS

The following two Shareholder Proposals have been submitted for consideration at the Annual and Special Meeting of Shareholders:

Proposal No. 1 submitted on behalf of the Board of Trustees of the U.A. Canadian Pipeline Industry National Pension Trust Fund. The identified contact representative is Mr. Sean O’Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001, U.S.A.

The proposal and the supporting statement are set out verbatim in italics below:

Proposal No. 1

      Executive Compensation Proposal

Resolved, that the shareholders of Shell Canada Limited (“Company”) request that the Company’s Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following executive compensation program including the following features:

(1)	Salary — The chief executive officer’s (“CEO”) salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2)	Annual Bonus — The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive’s salary level, capped at 100% of salary.

(3)	Long-Term Equity Compensation — Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4)	Severance — The maximum severance payment to a senior executive should be no more than one year’s salary and bonus.

(5)	Disclosure — Key components of the executive compensation plan should be outlined in the Compensation Committee’s report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a “wasteland that has not been reformed.” (Institutional Shareholder Services senior vice-president, Wall Street Journal, “Executive Pay Keeps Rising, Despite Outcry,” October 3, 2003). We believe that the growing disparity between the compensation paid to senior executives and average workers is a disturbing trend and contrary to the long-term interests of companies, their shareholders, workers and communities.

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The proposal’s executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company’s leadership to embrace the ideas embodied in this proposal, which still offers senior executives the opportunity to build personal long-term wealth, but only when they generate long-term corporate value.

Shell Canada Limited Management Proxy Circular 39

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Salary

Salary is one component of the overall compensation program for the President and CEO. The salary of the President and CEO takes into consideration the competitiveness of the salary compared to other large integrated oil companies. Given the need to compensate the President and CEO competitively, it would be inappropriate to restrict one component of the compensation program to an artificial ceiling. The salary, along with other components of the compensation package is reviewed and approved by the Management Resources and Compensation Committee of the Board to ensure that it is appropriate, competitive and reflects the performance and contribution of the President and CEO.

Annual Bonus

The annual bonus of executives is based on well defined quantitative and qualitative performance measures. The Corporation’s compensation philosophy is designed to ensure that a significant component of cash compensation is tied to the performance of the Corporation and is at risk if this performance is not acceptable. As such it is necessary that there should be appropriate, competitive upside bonus potential when the Corporation performs well. If bonuses were restricted to 100%, it would significantly impair the ability of the Corporation to pay executives competitively in years in which the Corporation performs well.

Long-Term Equity Compensation

The Corporation believes that stock options continue to be an important and competitive element of executive compensation. A key objective of stock option programs is to align the option holder’s interests with those of shareholders. The Corporation amended its stock option program for executives four years ago such that 50% of stock options granted are “performance options” and vest depending on the Total Shareholder Return of the Corporation compared to those of its major competitors. For the time-based stock options the vesting schedule is over a three-year period. For the performance options, the vesting determination is after three years. Restricted shares almost always provide the recipient with some value upon vesting regardless of share performance, while vested options only provide value if the share price appreciates from the time of the grant. We therefore believe our program provides a clear incentive to enhance shareholder value. There is consideration currently being given to the introduction of share ownership guidelines for executives of the Corporation.

Severance

Severance payments to executives are based on employment service and level of responsibility. These payments must conform to statutory requirements, as well as recognize that awards granted by Canadian courts can exceed one year’s salary and bonus for employees with long employment service or executive level of responsibility. The Corporation does not pay severance to senior executives that exceeds norms established by the courts.

Disclosure

All elements of the executive compensation plan are disclosed and explained in the Management Proxy Circular. The Corporation believes the overall compensation of executives is fair, reasonable and competitive, supports the attraction and retention of executives and is aligned with the interests of shareholders. The Commonsense program is not widely recognized as a basis for the establishment of compensation programs.

40 Management Proxy Circular Shell Canada Limited

Proposal No. 2 submitted on behalf of the Carpenters’ Local 27 Pension Trust Fund. The identified representative is Mr. Daniel McCarthy, UBCJA, 2589 Calabogie Road, RR.#1, Burnstown, Ontario K0J 1G0.

The proposal and supporting statement are set out verbatim in italics below:

Proposal No. 2

      Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Shell Canada Limited (“Company”) hereby request that the Board of Directors’ Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1)	Operational Performance Measures — The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2)	Time-Based Vesting — A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of the grant.

(3)	Dividend Limitation — No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4)	Share Retention — In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company’s executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Corporation has assessed the relative merits of restricted share programs and stock option programs and continues to support the use of stock options as the preferred vehicle for providing long term incentives for executives. A key objective of stock option programs is to align the option holder’s interests with those of shareholders. The Corporation amended its stock option program for executives four

Shell Canada Limited Management Proxy Circular 41

years ago such that 50% of stock options granted are “performance options’ and vest depending on the Total Shareholder Return of the Corporation compared to those of its major competitors. For the time-based stock options the vesting schedule is over a three-year period. For the performance options, the vesting determination is after three years. The Corporation therefore feels that the design of its stock option program for executives takes into account both time-based vesting as well and the relative performance of the Corporation’s shares compared to other integrated oil companies. Restricted shares almost always provide the recipient with some value upon vesting regardless of share performance, while vested options only provide value if the share price appreciates from the time of the grant. We therefore believe our program provides a clear incentive to enhance shareholder value both in absolute terms and compared to our competitors. There is consideration currently being given to the introduction of share ownership guidelines for executives of the Corporation.

Dividends and proxy voting rights are not granted prior to the exercise of options and holding of the shares.

42 Management Proxy Circular Shell Canada Limited

APPENDIX 4

            RESOLUTION OF THE SHAREHOLDERS OF SHELL CANADA LIMITED

BE IT RESOLVED that:

1.	The Corporation is hereby authorized to amend the Long Term Incentive Plan (the “Share Option Plan”) of the Corporation to (i) to clarify the definition of employees eligible to participate in the Share Option Plan; to (ii) increase the aggregate number of Common Shares which may be reserved for issuance under the Share Option Plan by an additional 9,000,000 Common Shares; to (iii) permit the return of option shares to the Plan upon the exercise of Share Appreciation Rights; and to (iv) delete the time limitation periods for the exercise of Share Appreciation Rights, all as subject to adjustment as provided in the Share Option Plan.

2.	The proper officers of the Corporation are hereby authorized to do all things and execute all documents necessary or desirable to carry out the foregoing.

3.	The directors of the Corporation are hereby authorized to revoke this resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.

This ordinary resolution must be passed by a majority of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting.

Shell Canada Limited Management Proxy Circular 43

SHELL CANADA LIMITED

FORM OF PROXY

COMMON SHARES AND

4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Solicited on behalf of the Management

of Shell Canada Limited for the 2004 Annual and Special Meeting of Shareholders

The undersigned shareholder hereby appoints Linda Z. Cook, whom failing Cathy L. Williams, or ............................................................ as proxy of the undersigned, with full power of substitution, to attend, act and vote, as designated below, all the shares of Shell Canada Limited held on record by the undersigned on March 11, 2004, for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders to be held on the 30th day of April, 2004 at 11:00 o’clock in the morning, and at any adjournment thereof. If no choice is specified, the shares represented by this proxy will be voted “FOR” those matters identified in 1, 2 and 4 and “AGAINST” those matters identified in 3, listed below.

1.	FOR ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to the election of the following nominees for directors of the Corporation as a group (or line through those individual nominees as to whom authority to vote is withheld): D.H. Burney, L.Z. Cook, I.J. Goodreau, K.L. Hawkins, D.W. Kerr, W.A. Loader, R.W. Osborne, R. Royer, N.C. Southern, J. van der Veer.

2.	FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the directors’ authorization to fix the auditors’ remuneration.

3.	FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to Shareholder Proposal No. 1 set out in Appendix 3 to the accompanying Management Proxy Circular.
FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to Shareholder Proposal No. 2 set out in Appendix 3 to the accompanying Management Proxy Circular.

4.	FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to approval of the ordinary resolution to amend the Long Term Incentive Plan of the Corporation to (i) clarify the criteria for eligible employees to participate in the Plan; to (ii) increase the number of Common Shares which may be reserved for issuance under the Plan by 9,000,000 Common Shares; to (iii) permit the return of option shares to the Plan upon the exercise of Share Appreciation Rights; and to (iv) delete the time limitation periods for the exercise of Share Appreciation Rights.

5.	In his or her discretion as to other matters which may properly come before the Meeting.

If the shares are to be voted and neither the shareholder nor the shareholder’s attorney is able to be present personally at the Meeting, this form of proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing, or, if the shareholder is a corporation, signed on its behalf by its duly authorized officer(s), dated and returned in the envelope provided for that purpose.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than one of the persons designated in this form of proxy. To exercise this right, you should draw a line through the printed names and insert the name of your proxy in the space provided, or complete another proper instrument of proxy.

Receipt of the Management Proxy Circular is hereby acknowledged.

DATED: , 2004

Signature of Shareholder

*Note (1)	signature should agree with name on this form of proxy. Attorneys, executors, administrators, guardians, trustees and officers of a corporation should indicate their capacity when signing. If a partnership, sign in partnership name by authorized person. Where shares are held jointly, each owner must sign.

(2)	if this form of proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management.